April 7, 2006



via U.S. Mail
John D. Denson
Vice President, General Counsel and Secretary
Core Laboratories, N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

Re:	Core Laboratories, N.V.
      Preliminary Proxy Statement on Schedule 14A
      File No. 1-14273
      Filed March 21, 2006

Dear Mr. Denson:

      We have limited our review of your filing to those issues we
have addressed in our comments.   Where indicated, we think you
should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Confirmation and Adoption of Annual Accounts and Director Discharge of Liability

1. We note your discussion of provisions under Dutch law that permit supervisory directors and managing directors to be discharged from "any liability relating to the performance of their duties" in connection with the review of the fiscal year end Dutch Statutory Annual Accounts. Please provide us with an English translation of the applicable provisions under Dutch law and the by laws of the company marked to show the relevant provisions under each document that provide for the discharge of liabilities referenced in this proposal. Moreover, revise the proposal to reference the reasons for and the general effect of such a discharge. In revising your disclosure, ensure that it addresses the impact of the law on the directors` duty of care and explain the limitations, if any, that exist in the law on the Company`s ability to exempt officers and directors from liability for breaches of the duty of care to the company. We may have further comment.

2. It would appear that shareholders are not being afforded the opportunity to vote for the adoption of the annual accounts for the fiscal year ending December 31, 2005 separately from the discharge of liability of supervisory and managing directors under the provisions of Dutch law referenced in the proposal. Please note our subsequent comment on unbundling of proposals and revise the preliminary proxy statement and proxy card accordingly. Refer to Rule 14a-4(a)(3).

Item 8.  Approval of the Amendment to the Company`s Articles of
Association , page 29

3. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly
and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, we note that in Item 8, shareholders are
asked to vote on a series of amendments to the articles of
association, some of which represent material additions or
amendments
to existing provisions, without being given the opportunity to vote
separately for each material amendment.  For example, a single vote
in favor of Item 8, constitutes a vote approving amendments to
Articles 16, 17, and 18, which relate to the designated age limit of
supervisory directors, approval of indemnification of the persons specified in the proposal and approval of subsections to the current
articles of association that would allow for the discharge of the management board.
		Please revise the proxy statement and proxy card to give
consideration to each 			material proposed amendment to
the
company`s articles of association that is 			currently
encompassed in Item 8. Consistent with the requirements of Rule
	14a-4(a)(3), please ensure that you unbundle from the
proposal,
those 				amendments that are material so that
shareholders may vote separately for each 			such
matter.
Such revisions should be made to both the proxy statement and the
		form of proxy card.  See Rule 14a-5(a). See Division of
Corporation Finance, 			Manual Of Telephone
Interpretations, Fifth Supplement.

4. In making the revisions outlined above, please ensure that you include disclosure that informs shareholders of the consequences of approving a particular proposal, while disapproving of another. This comment applies to the unbundling of proposals in Items 2 and 8.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions.

      Sincerely,


									H. Roger Schwall
									Assistant Director
via facsimile
Gillian Hobson, Esq.
Vinson & Elkins LLP


Mr. Denson
Core Laboratories, N.V.
April 7, 2006
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05